EXHIBIT 99.5

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Telkom SA Limited (TKG) - Filing of Form 20-F with the Securities Exchange Commission

Shareholders are advised that Telkom filed its Form 20-F for the year ended 31 March 2008 with the Securities Exchange Commission on Friday 18 July 2008. The Form 20-F is available on Telkom's website at www.telkom.co.za/ir and a hard copy which includes the Telkom Group and Vodacom audited consolidated annual financial statements, can be requested from the company free of charge at telkomir@telkom.co.za

Pretoria
21 July 2008

Sponsor: UBS